Exhibit (a)(9)

Media Contact:       Duff Ferguson
                     (212) 969-1056

Investor Contact:    Karen Caddick
                     (212) 969-6414


                        ALLIANCE CAPITAL MANAGEMENT L.P.

                     ANNOUNCES EXPIRATION OF EXCHANGE OFFER


New York, N.Y., October 29, 1999 - Alliance Capital Management L.P. (NYSE: AC) ("Alliance") today announced that it has accepted for exchange all units of Alliance validly tendered pursuant to its exchange offer for outstanding units of Alliance.

     Alliance had offered to exchange up to 34,600,000 Alliance units for units in a newly formed private partnership on terms set forth in the exchange offer announced on September 30, 1999 in connection with the reorganization of Alliance's business. The reorganization was approved by Unitholders at the special meeting of Unitholders held on September 22, 1999. The offer expired at 12:00 A.M., New York City time, on October 29, 1999.

     As previously announced, Alliance expects to implement the reorganization as of the close of business today. Alliance will transfer its business to the newly-formed private limited partnership which will conduct Alliance's business without change in management or employee responsibilities. Alliance's principal asset will be its interest in the new partnership, and it will function solely as a holding company through which public Unitholders will continue to own an indirect interest in Alliance's business. Immediately after the reorganization, Alliance will change its name to "Alliance Capital Management

Holding L.P.", and the new partnership will assume the name "Alliance Capital Management L.P." Alliance Capital Management Holding L.P. will continue to trade on the New York Stock Exchange under the symbol "AC" and CUSIP No. 01855A101.

About Alliance Capital Management L.P.

     Alliance is a major asset manager, ranked 12th in the world at year-end 1998, with more than $317.3 billion in client assets under management at September 30, 1999. Alliance manages retirement assets for many of the largest public and private employee benefit plans (including 28 of the nation's Fortune 100 companies), for public employee retirement funds in 31 out of the 50 states, and for foundations, endowments, banks, and insurance companies worldwide. Alliance is one of America's largest mutual fund sponsors, with a diverse family of fund portfolios and approximately 4.8 million shareholder accounts.



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